Exhibit 99.1
Press Release

Infosys Announces the Signing of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service

•	This APA to result in the reversal of tax provisions of approximately US$ 225 million in the quarter ended December 31, 2017
•	As a result of the APA methodology, the company expects its overall effective tax rate to be lower by around 100 bps for future periods covered under the APA

Bengaluru – January 09, 2018: Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced the successful conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”). The preliminary discussions with the IRS on the APA were initiated by the Company in 2015, followed by multiple rounds of discussions. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s U.S. operations. This agreement covers financial years from 2011 to 2021. The APA will enhance predictability of the Company’s tax obligations in respect of its U.S. operations.

In accordance with the APA, the Company expects to reverse tax provisions of approximately US$ 225 million made in previous periods which are no longer required (both under International Financial Reporting Standards and Indian Accounting Standards). Further, in line with the APA, the Company expects to payout approximately US$ 233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.

The reversal of the tax provisions of approximately US$ 225 million will have a positive impact on the consolidated Basic EPS for the quarter ending December 31, 2017 by approximately US$ 0.10. Further, on account of the APA methodology, the Company expects its overall effective tax rate to be lower by about 100 basis points for future periods covered under the APA.

M. D. Ranganath, CFO said “We are glad that the APA has been executed in one of our key markets. The APA provides greater predictability of our taxes and minimizes uncertainties”.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of over 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release, including those concerning the predictability of the Company’s tax obligations in respect of its US operations, the amount of the tax provision reversal, the amount and timing of payments to be made by the Company, the impact on consolidated Basic EPS, and the Company’s overall effective tax rate for future periods, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the profit margins for client contracts that are executed in whole or in part by the Company’s US operations, as well as changes in US tax laws. Additional risks that could cause actual results to differ materially are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts

Asia Pacific Sarah Gideon Infosys, India +91 80 4156 3998 Sarah_Gideon@infosys.com	EMEA Margherita Di Cerbo Infosys, Europe +44 2075162748 Margherita.DiCerbo@infosys.com	Americas Chiku Somaiya Infosys, USA +1 408 375 2722 Chiku.Somaiya@infosys.com